May 23, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Pamela Long
Assistant Director

Re:	Request for Acceleration of Effectiveness of Registration Statement on Form S-1
(File No. 333-208177) of Mitcham Industries, Inc. (the “Company”)

Ladies and Gentlemen:

As the sole underwriter of the proposed offering of up to 600,000 shares of 9.00% Series A Cumulative Preferred Stock, par value $1.00 per share, in the Company (and up to an additional 90,000 shares upon exercise of an option), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness on Wednesday, May 25, 2016, at 3:30 p.m., Eastern Time, or as soon thereafter as practicable, unless the Company notifies you otherwise prior to such time.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus included in the Registration Statement, dated May 20, 2016, through the date hereof:

Preliminary Prospectus dated May 20, 2016:

300 copies to prospective underwriters, institutional investors, dealers and others.

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LADENBURG THALMANN & CO. INC.

570 Lexington Ave, 12th Floor

New York, NY 10022

Phone 212.409.2000 • Fax 212.409.2169

MEMBER: NYSE, NYSE MKT, FINRA, SIPC

The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours, LADENBURG THALMANN & CO. INC.

By:	/s/ Steve Kaplan
Name:	Steve Kaplan
Title:	Head of Capital Markets

LADENBURG THALMANN & CO. INC.

570 Lexington Ave, 12th Floor

New York, NY 10022

Phone 212.409.2000 • Fax 212.409.2169

MEMBER: NYSE, NYSE MKT, FINRA, SIPC